

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2024

Donna T. Lowery
Chief Financial Officer
The First Bancshares, Inc.
6480 U.S. Highway 98 West
Hattiesburg, MS 39402

> **Re: The First Bancshares, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **File No. 000-22507**

Dear Donna T. Lowery:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance